RIDER A


                                  SCHEDULE A-1

                         Addendum dated October 30, 1998

The parties hereby designate Bartlett Financial Services Fund series as a Series subject to all the terms and provisions of this Contract and subject to the compensation terms provided below.

Bartlett Financial Services Fund: The Trust, on behalf of the Fund, shall pay Bartlett a fee, computed daily and paid monthly, at the annual rate of 1.00% of Financial Services Fund's average daily net assets, subject to any fee waiver arrangements in place for the Financial Services Fund.

For the period ending December 31, 2000, Bartlett agrees to waive a portion or all of its fees and reimburse expenses, including organizational expenses but excluding interest, taxes, brokerage, and extraordinary expenses, to the extent that Financial Services Fund's total expenses for its Class A shares exceeds 2.25% of the average daily net assets of such class ("Expense Limit"); provided, however, that in order to determine Bartlett's liability for the Fund's expenses over the Expense Limit, the amount of allowable year-to-date expenses shall be computed daily by pro- rating the Expense Limit based on the number of days elapsed within the fiscal year of the Fund, ("Pro Rated Limitation"). The Pro Rated Limitation shall be compared to the expenses of the Fund recorded through the prior day in order to produce the allowable expenses to be recorded for the current day ("Allowable Expenses"). If the Fund's management fee and other expenses for the current day exceed the Allowable Expenses, the management fee for the current day shall be reduced by such excess ("Unaccrued Fees"). In the event the excess exceeds the amount due as the management fee, Bartlett shall be responsible to the Fund for the additional excess ("Other Expenses Exceeding Limit"). If at any time up through and including December 31, 2000, the Fund's management fee and other expenses for the current day are less than the Allowable Expenses, the differential shall be due to Bartlett as payment of cumulative Unaccrued Fees (if any) or as payment for cumulative Other Expenses Exceeding Limit (if any). If cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit remain at December 31, 2000, these amounts shall be paid to Bartlett in the future provided that: (1) such payment shall be made to Bartlett neither later than the end of the third fiscal year after the Unaccrued Fees or Other Expenses Exceeding Limit was incurred nor, in any event, after December 31, 2003; and (2) such payment shall only be made to the extent that it does not result in the Fund's aggregate expenses exceeding an expense limit of 2.25% of average daily net assets for its Class A shares.

Bartlett may voluntarily agree to an additional expense limitation (any such additional expense limitation hereinafter referred to as an "Additional Expense Limitation"), at the same or a different level and for the same or a different period of time beyond December 31, 2000 (any such additional period being hereinafter referred to as an "Additional Period") provided, however, that: (1) the calculations and methods of payment shall be as described above; (2) no payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be made to Bartlett more than three years after the end of an Additional Period; and (3) payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit after the expiration of the Additional Period shall only be made to the extent it does not result in the Fund's aggregate expenses exceeding the Additional Expense Limitation to which the unpaid amounts relate.

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BARTLETT CAPITAL TRUST                  BARTLETT & CO.

/s/ Marie K. Karpinski                  /s/ Thomas A. Steele
Name:    Marie K. Karpinski             Name:  Thomas A. Steele
Title:   Vice President and Treasurer   Title: Vice President and Treasurer


Attest:                                 Attest:


/s/ Kathi D. Bair                       /s/ Tina S. Blakely



Date: October 30, 1998